

Mail Stop 4628

September 22, 2016

Mr. Dane E. Whitehead
Executive Vice President and Chief Financial Officer
EP Energy Corporation
1001 Louisiana Street
Houston, TX 77002

> **Re:** **EP Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 22, 2016**
> **Form 8-K**
> **Filed August 3, 2016**
> **Response Dated July 26, 2016**
> **File No. 001-36253**

Dear Mr. Whitehead:

We have reviewed your July 26, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2016 letter.

Form 8-K filed August 3, 2016

Exhibit 99.1 – Earnings Release

1. Given that your measures of "total cash operating costs" and "total adjusted cash operating costs" exclude recurring cash operating costs, please revise to use captions that are more descriptive of the measures presented and that do not indicate you are presenting any complete totals of cash operating costs.

2. We have read your response to prior comment one and the disclosure accompanying your presentation of "total cash operating costs" and "total adjusted cash operating costs".

Expand the disclosure to include a more detailed explanation, similar to the information provided in your response, of the reasons why you believe these measures provide useful information to investors. As part of your expanded disclosure, address the following:

- Given that the measures exclude various cash operating costs it is not clear why you believe that such incomplete measures of operating costs nevertheless provide "a more complete picture" of operating costs related to your oil and natural gas assets;

- Given that the measures exclude exploration costs and depreciation, depletion and amortization associated with capitalized acquisition and development costs, it is not clear how the allow investors to focus on the maintenance of your proved reserve base, as stated in your response; and,

- Why you believe investors should not consider the excluded costs when making comparisons to your results over time or your peers.

3. Your non-GAAP measure of free cash flow precedes the most directly comparable GAAP measure of cash flow from operations in your bullet point presentation of second quarter 2016 results. We also note there is a similar occurrence in the fourth paragraph under Liquidity and Liability Management. Please ensure that your Non-GAAP measures do not precede the most directly comparable GAAP measure in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

4. We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance related to free cash flow and cash operating cost on a per BOE basis, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

You may contact Joseph Klinko at (202) 551-3824 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources